[LOGO] STURM, RUGER & COMPANY, INC.
       SOUTHPORT, CONNECTICUT 06890 U.S.A.

May 2, 2008

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:      Form 10-K for the fiscal year ended December 31, 2007
         File No. 001-10435

Dear Mr. Hartz:

In response to your letter of April 23, 2008, we have reviewed certain of our financial statement disclosures.

The comments included in your April 23, 2008 letter and our responses follow:

Comment 1.

We note that you present a measure that you identify as performance gross margin. We note that you have not included the disclosures required by Item 10 of Regulation S-K. It also appears to us that this non-GAAP measure itself may not comply with Item 10 of Regulations S-K. Please advise.

Response

To address your comment, below we have listed the required disclosures of Item 10 of Regulation S-K, and provided our responses:

Use of Non-GAAP Financial Measures in Commission Filings.

1.Whenever one or more non-GAAP financial measures are included in a filing with the Commission:

i. The registrant must include the following in the filing:

A. A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

      Company Response

      Gross margin, the most directly comparable financial measure presented in accordance with GAAP, is included in the same table as performance gross margin and is presented with equal prominence. Gross margin is also disclosed in the text just immediately prior to the performance gross margin table and again after the performance gross margin table.

B. A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this rule.

      Company Response

      A quantitative reconciliation of performance gross margin and gross margin, the most directly comparable financial measure presented in accordance with GAAP, is presented in the performance gross margin table. No forward-looking information is provided, so no further reconciliation is needed.

C. A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.

      Company Response

      In the performance gross margin table, the following disclosure is made:

            "Performance Gross Margin is a measure of gross margin before taking into account the impact of LIFO and overhead rate adjustments to inventory, and before product liability expenses."

      While we believe the above disclosure provides the reader with an appropriate definition of performance gross margin, we agree that an enhanced disclosure would benefit the reader.

      Therefore, in future filings that include a discussion of performance gross margin, the following disclosure will be made to better explain the benefit of the inclusion of performance gross margin in Management's Discussion and Analysis:

            "Performance Gross Margin is a measure of gross margin before taking into account the impact of LIFO and overhead rate adjustments to inventory, and before product liability expenses. The Company believes that performance gross margin provides an effective measure of the comparative underlying sales and factory performance in the periods presented."

D. To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this rule.

      Company Response

      As the Company does not use performance gross margin for any purpose other than to evaluate its operational performance, this disclosure requirement is not applicable.

ii. A registrant must not:

A. Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA).

      Company Response

      As performance gross margin is not a liquidity measure, this requirement is not applicable.

B. Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

      Company Response

      Performance gross margin is not adjusted to eliminate or smooth any such items.

C. Present non-GAAP financial measures on the face of the registrant's financial statements prepared in accordance with GAAP or in the accompanying notes.

      Company response

      Performance gross margin is included only in Management's Discussion and Analysis, and is not included on the face of the financial statements.

D. Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X (Rules 11-01 through 11-03).

      Company Response

      Performance gross margin is included only in Management's Discussion and Analysis, and is not included on the face of any pro forma financial information.

E. Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

      Company Response

      Performance gross margin is exclusively referred to as "performance gross margin", which is not the same as or confusingly similar to any titles or descriptions used for GAAP measures.

Note: The remainder of Item 10 discusses various definitions and exclusions related to non-GAAP financial measures. Inclusion in this letter was deemed unnecessary.

Comment 2.

Please tell us and revise future filings to disclose the expected impact in the foreseeable future of potential inventory reductions that may result in LIFO income. Quantify such amounts if possible. Discuss your current inventory strategy so that readers can understand whether or not material LIFO income can be expected in the near-term.

Response

The estimation of LIFO income or expense in future periods can be difficult to quantify. The two critical factors in the estimation, inventory fluctuation and annual LIFO index, can both be difficult to predict and seemingly insignificant variances from amounts estimated can have a material impact on the resulting LIFO income or expense.

Whenever appropriate, the Company has endeavored to disclose the expected impact of LIFO income in the foreseeable future. Two examples follow:

Example 1

In our Form 10-Q for the quarter ended March 29, 2008, the following disclosure was made in Management's Discussion and Analysis related to the expected impact of LIFO income in the foreseeable future (emphasis added);

      "In the first quarter of 2008, gross inventories were reduced by $0.5 million compared to decreases in gross inventories of $16.5 million in the first quarter of 2007. The 2008 inventory reduction resulted in LIFO expense and increased cost of products sold of $0.1 million compared to LIFO income and decreased cost of products sold of $4.4 million in 2007. Inventories are not expected to fluctuate materially during 2008, in contrast to what they did in 2007."

Also, in our Footnote 3 - "Inventories" in our Form 10-Q for the quarter ended March 29, 2008, we disclose the following (emphasis added):

      "During the first quarter of 2008, inventory quantities were reduced. This reduction in inventory levels is expected to continue through year-end and will result in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases. Although the effect of such a liquidation cannot be precisely quantified at the present time, management believes that if a LIFO liquidation does occur in 2008, the impact will not be material to the Company's results of operations for the period and will not have a material impact on the financial position of the Company.

                                      *****

Example 2

In our Form 10-K for the year ended December 31, 2006, the following table was included in Management's Discussion and Analysis which summarized the estimated range of LIFO income for 2007:

      "The table below summarizes estimated LIFO impacts on the 2007 cost of products sold if further inventory reduction is realized, which represent potential LIFO liquidation amounts partially offset by estimated 2007 LIFO expenses. This is the amount by which costs of products sold might decrease and operating profit might increase in 2007. These estimates are based on potential levels of inventory reduction and possible 2007 LIFO indices (in thousands):

                         Estimated 2007 LIFO Index Range
   -----------------------------------------------------------------------------
   Inventory Reduction                    3%         4%          5%           6%
   -----------------------------------------------------------------------------
   $10 million                        $2,200     $1,900      $1,600       $1,400
   $20 million                         8,300      8,100       7,900        7,600
   $30 million                        14,700     14,500      14,300       14,200

                                      *****

The Company's inventory strategy is to 1) draw down work-in-process and raw material inventory to the extent possible without undue interruption of our manufacturing operations, and 2) increase safety stock of finished goods inventory. Since these two strategies are conflicting in terms of gross inventory change, and the potential resulting LIFO income would require significant further speculation, discussion of this strategy in the context of LIFO income or expense within Management's Discussion and Analysis would not appear to provide meaningful information to the reader of the filing. Therefore, we respectfully submit that the inclusion of such a disclosure may not be appropriate in all of our filings.

The Company will continue to disclose estimates of LIFO income when appropriate. The Company, however, will continue to not disclose estimates of LIFO income at such times when it does not feel a sufficient level of confidence in its ability to make such estimates.

                              *********************

If you require any additional information or further clarification, please call me at (203) 259-7843.

Sincerely,


Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:   M. Fifer
       L. Gasper
       D. Renken
       J. LaGueux (Patterson, Belknap)
       P. Siciliano (McGladrey & Pullen)